Exhibit 99.2

PROXY/VOTING CARD FOR SPECIAL GENERAL MEETING OF SHAREHOLDERS

SCOPUS VIDEO NETWORKS

February 6, 2009

Please date, sign and mail
Your proxy card in the
envelope provided as soon
as possible.

€ DETACH PROXY CARD HERE €

Mark, Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.	☒

Votes must be indicated (x) in Black or Blue ink.

FOR	AGAINST	ABSTAIN

1. To approve the Agreement and Plan of Merger, dated as of December 22, 2008, by and among Harmonic Inc., Sunrise Acquisition Ltd., and Scopus, the Merger, and all other transactions contemplated by the Agreement and Plan of Merger. THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL 1.

☐	☐	☐

By signing and mailing this proxy card you confirm that, unless specifically marked below, the undersigned’s Scopus Shares ARE NOT held by: (1) a person or entity holding, directly or indirectly, 25% or more of either the voting power or the right to appoint directors of Purchaser or Merger Sub; (2) a person or entity acting on behalf of Purchaser, Merger Sub or a person or entity described in clause (1); or (3) a family member of, or an entity controlled by Purchaser, Merger Sub or any of the foregoing.

To the extent that the undersigned’s Scopus Shares ARE HELD by any of the abovementioned, please contact the CFO of Scopus at 10 Ha’amal Street, Park-Afek, Rosh-Ha’ayin 48092, Israel; tel number: +972-3-900-7100; fax number: +972-3–900-7702.

THE UNDERSIGNED ACKNOWLEDGES RECEIPT OF THE PROXY STATEMENT OF SCOPUS VIDEO NETWORKS LTD.

S C A N L I N E

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person

Date	Share Owner sign here	Co-Owner sign here

SCOPUS VIDEO NETWORKS LTD.
For the Special General Meeting of Shareholders
To Be Held On February 6, 2009
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

          The undersigned shareholder of Scopus Video Networks Ltd. (‘Scopus” or the ‘Company”) hereby appoints each of David Mahlab and Moshe Eisenberg or any of them as the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated below, all of the ordinary shares of the Company which the undersigned is entitled in any capacity to vote at the Special General Meeting of the shareholders of the Company which will be held at the Company’s offices located at 10 Ha’amal Street, Park-Afek, Rosh-Ha’ayin 48092, Israel on February 6, 2009, at 10:30 a.m. local time, and all adjournments and postponements thereof.

THE ORDINARY SHARES REPRESENTED BY THIS PROXY/VOTING CARD, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR ITEM 1. THE PROXIES ARE AUTHORIZED IN THEIR DISCRETION TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE ANNUAL MEETING, OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF.

(1) If you wish to appoint another proxy to the exclusion of the aforementioned, please insert the name of such proxy in the space provided

PLEASE CHECK BOX IF YOU INTEND TO BE PRESENT AT MEETING	☐

To change the address on your account, please check the box at right and indicate your new address in the address space on reverse side. Please note that changes to the registered name(s) on the account may not be submitted via this method

☐
(Continued and to be dated and signed on the reverse side.)